

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-mail
John H. Kispert
President and Chief Executive Officer
Spansion Inc.
915 DeGuigne Drive
P.O. Box 3453
Sunnyvale, California 94088

> **Re:** **Spansion LLC and co-registrants**
> **Registration Statement on Form S-4**
> **Filed May 27, 2011**
> **File No. 333-174593**
> **Spansion Inc.**
> **Form 10-K for the fiscal year ended December 26, 2010**
> **Filed February 23, 2011**
> **File No. 001-34747**
> **Form 10-Q for the period ended March 27, 2011**
> **Filed May 6, 2011**
> **File No. 001-34747**
> **Form 8-K**
> **Filed January 26, 2011**
> **File No. 001-34747**

Dear Mr. Kispert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1. We note your pending application for confidential treatment. We will provide any comments on your application separately. All comments must be resolved and your

application must be complete before the effective date of your registration statement may be accelerated.

2.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Market and Industry Data, page i

3.   Please remove the third sentence of this section as it appears to inappropriately disclaim the accuracy and completeness of your disclosure.

The Prospectus Summary, page 1

4.   We note your description of the voluntary petition for relief under Chapter 11 cases on pages 41-43 of your Form 10-K for fiscal year ended December 26, 2010. Please revise to provide a summary of the bankruptcy, the plan of reorganization of your business and the extent to which you have completed the plan of reorganization.

5.   Revise to disclose your net loss for the most recently completed fiscal year and stub period.

6.   We note that your summary appears to provide a description of the business of your parent, Spansion Inc. Revise throughout the prospectus to provide a description of the structure of your business and to clarify your relationship with Spansion Inc.

The Exchange Offer, page 2

7.   We note your statement that "[investors] may tender outstanding private notes only in denominations of $2,000 and integral multiples of $1,000." We note also your statement on page 30 that you will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer and that private notes can be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Please revise to provide a clear explanation of how you will exchange the notes, including a statement of the minimum amount of notes that may be tendered.

The Exchange Notes, page 4

8.   Please tell us your consideration of Article 11 of Regulation S-X in determining whether or not you should include pro forma statements of operations to reflect the issuance of $200 million of debt and the effects of Fresh Start accounting.

Summary Historical Consolidated Financial Data, page 6

9.   We note that the company refers to the audited consolidated statements of operations for the year ended December 26, 2010. We also note the disclosure that the year ended December 26, 2010 included 52 weeks. Please revise your disclosure to be consistent with the presentation of your financial statements on page 7 which shows a predecessor period from December 28, 2009 to May 10, 2010 and a successor period from May 11, 2010 to December 26, 2010. Please revise the similar disclosure on page 39.

We have recently transformed our business through the implementation…, page 9

10.   This risk factor indicates that you began your transition from the wireless Flash memory market after emerging from bankruptcy. Please revise your disclosure to clarify the extent to which you remain exposed to the wireless market and any attendant risks related to that market.

Our business has been characterized by selling prices that decline…, page 10

11.   Expand your discussion of the historical volatility of key component materials and the impact of that volatility on your operations.

We cannot be certain that the Chapter 11 Cases…, page 11

If we are unable to attract and retain…, page 11

12.   Please expand these risk factors or add additional risk factors describing in greater detail the risks associated with your recent emergence from bankruptcy.

Competitors may introduce new memory…, page 16

13.   Please revise the prospectus, where appropriate, to more fully describe the competing technologies you face and the strengths and weaknesses of your products relative to this competition.

Resale of the Exchange Notes, page 29

14.   We note your statement that if an individual acquires exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange

notes, the individual cannot rely on the position of the staff of the SEC contained in the no-action letters and must comply with the registration and prospectus delivery requirements in connection with any resale transaction. However, we note that any party that is engaged in or intends to engage in a distribution of the securities to be received in the exchange offer may not participate in the exchange offer. Please revise or clarify.

Withdrawal of Tenders, page 33

15.   Please revise to clarify the timing of the return of notes. Refer to Rule 14a-1 of the Exchange Act.

Conditions, page 34

16.   We note your statement that you will not be required to accept for exchange any private notes and may terminate the exchange offer before the acceptance of the private notes and that if you determine that any of these conditions are not satisfied, you may refuse to accept any private notes and return all tendered private notes. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Use of Proceeds, page 37

17.   Please specify the use of proceeds from the private notes.

Capitalization, page 38

18.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Description of Certain Indebtedness, page 42

19.   Please disclose your current ratios under the financial tests set forth in the second paragraph under "Senior Secured Term Loan" on page 42 and the first paragraph under "Senior Revolving Credit Facility" on page 42.

Senior Revolving Credit Facility, page 42

20.   Please revise to clearly state the amount currently available under the senior revolving credit facility.

Description of the Notes, page 44

21.   The company discloses that the guarantees are unconditional on page 45. Please also disclose whether the guarantees are *full and unconditional*. See definition in Item 3-10(h)(2) of Regulation S-X.

Experts, page 92

22.   The company discloses that management's assessment of the effectiveness of internal control over financial reporting was incorporated into the S-4 in reliance on the report of PricewaterhouseCoopers LLP. Please explain why the company included this statement and how management relied upon its auditors in its assessment of internal control over financial reporting.

Incorporation By Reference, page 93

23.   Please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4. To the extent you believe you are eligible, please explain how the incorporated disclosure satisfies the disclosure requirements for each registrant.

24.   Please revise this section to include updated financial statements for Spansion Inc. and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

25.   We note from page 4 that Spansion LLC is the issuer of the $200 million aggregate principal amount of 7.875% Senior Notes due 2017 (Senior Notes) that are being registered as part of this filing. We further note the Senior Notes will be guaranteed on a senior unsecured basis by Spansion, Inc., your ultimate parent company, and Spansion Technology LLC, your direct parent and wholly-owned subsidiary of Spansion Inc. Please explain to us how you complied with the guidance in Rule 3-10 of Regulation S-X.

Exhibits

26.   Please file as an exhibit the letter of transmittal.

27.   Please revise the index to list all exhibits to be filed with or incorporated by reference into this registration statement.

Exhibit 5.1

28.   We note the date restriction contained in the third paragraph of the opinion. Please confirm that you will provide an updated opinion as of the date of effective or instruct your counsel to revise the opinion to remove the date restriction.

29.   We note that several of the assumptions contained in the fourth paragraph of the opinion are overbroad. Please revise this paragraph accordingly.

30.   The assumption contained in (c) of the fifth paragraph of the opinion appears to be a conclusion that is fundamental to the opinion given. Please revise to remove the assumption or explain why it is appropriate.

Exhibit 12.1

31.   Please tell us how the company considered Item 503(d) of Regulation S-K in determining earnings and fixed charges. Relate the computation provided to the disclosed information in Schedule 12.1.

Exhibit 23.2 and Exhibit 23.3

32.   To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

33.   Further to the above, we note that Ernst & Young LLP references an audit report dated February 12, 2010. However, it appears that they should have referred to the audit report dated February 12, 2011. Please have your auditors revise their consent to reflect the correct date of their report. This comment also applies to the consent included in the Form 10-K for the fiscal year ended December 26, 2010.

Form 10-K for fiscal year ended December 26, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

-Results of Operations, page 52

34.   On pages 52 – 58, the company discusses the combined results of operations for the predecessor and successor for the year ended December 26, 2010 as compared to the predecessor's results of operations for the years ended December 27, 2009 and December 28, 2008. Please note that when you determine that it is appropriate to present a supplemental discussion in MD&A based on pro forma financial information, then the pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X and should reflect the impact of only the transactions that have had the significant impact on comparability. Since the pre-and post-transaction periods are separately presented in the historical financial statements, tell us why it would be appropriate to merely combine information for those periods without reflecting all

relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation to comply.

35.   Please also revise to present a discussion of your historical results of operations consistent with Item 303(a) of Regulation S-K.

-Contractual Obligations, page 58

36.   Please explain to us why you separated fiscal 2012 and 2013 by a line within your contractual obligations table.

37.   Reference is made to footnote 2. Please explain to us why you excluded amounts that you expect to pay Spansion Japan in connection with your settlement agreement with them.

-Financial Condition (Sources and Uses of Cash), page 61

38.   We note the disclosure on page 118. Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 66

-Consolidated Balance Sheets, page 67

39.   We note here and within your March 27, 2011 Form 10-Q that total other current liabilities were $97.5 million, $109 million, and $113 million at March 27, 2011, December 26, 2010, and December 27, 2009, respectively. Please tell us the primary components of these balances.

Note 2.   Emergence from Chapter 11, page 74

40.   We note your disclosures on pages 75-78 related to your business relationship with Spansion Japan. Please explain to us in more detail why you deconsolidated Spansion Japan on March 3, 2009 and why you started accounting for this entity using the cost method of accounting. Within your response, please also explain to us how you calculated the $30.1 million gain related to the deconsolidation of this entity.

41.   We further note on page 76 that you acquired Spansion Japan's distribution business on May 24, 2010 and that you set off the receivable and payable balances due from/to Spansion Japan as of October 27, 2009. Please address the following comments:

- Please tell us the status of your ownership of 100% of the outstanding equity of Spansion Japan on May 24, 2010.
- Please explain to us why you accounted for the acquisition of the distribution business from Spansion Japan using the purchase method of accounting.
- Please explain to us why you offset the accounts receivable and payable due from/to Spansion Japan as of October 27, 2009.

42.   Further to the above, we note on page 78 that you purchased 85% of the allowed claim from Citigroup Global Markets, Inc. (Citi) for $85 million in cash. With a view towards disclosure, please explain to us the amount of the allowed claim that remained after you purchased the claim from Citi.

43.   We note from pages 79-80 that you determined the enterprise value upon the emergence from bankruptcy to be $1.5 billion based upon a combination of your performance to the market values of comparable companies and a calculation of the present value of future cash flows based upon management calculations. Please tell us your consideration of the disclosures required by ASC 852-10-50-7(c).

44.   Further to the above, we note that you based your enterprise value upon a range of $872 million to $944 million estimated by the Bankruptcy Court as well as an increase by $496 million to the enterprise for "Bankruptcy Court-distributable value" and "the settlement of administrative claims." Please explain to us in more detail why you increased the enterprise value by $496 million and what you mean by "Bankruptcy Court-distributable value" and "the settlement of administrative claims."

45.   Reference is made to adjustments (l) and (m). Please explain to us why you refer to Note 9 rather than Note 6.

46.   Further to the above, please explain to us in more detail the significant assumptions that you utilized within the discounted cash flow methodology and the guideline public company methodology in determining the fair value of each intangible asset class (developed technology, customer relationships, IPR&D, etc.). Within your discussion, please explain to us how you weighted these two methodologies in the determination of the fair value of your intangible asset classes.

47.   Reference is made to adjustment (p). We note that you increased shareholders' equity by recording an adjustment of approximately $674 million related to the issuance of new shares of common stock. Please explain to us how you determined the fair value of your common stock issued on the effective date.

Note 3. Summary of Significant Accounting Policies, page 85

-Revenue Recognition, page 87

48.   We note that you deferred the recognition of revenue and related costs of sales on sales to Spansion Japan until the products were resold by Spansion Japan's distributors for the fiscal year ended December 27, 2009 and December 26, 2010. We further note on page 76 that you deconsolidated Spansion Japan on March 3, 2009. Please explain to us in more detail how you accounted for your sales and related costs of sales to Spansion Japan's distributors during fiscal 2008 and the period from December 29, 2008 through March 3, 2009.

49.   With respect to the disclosure of your revenue recognition for OEM sales, please respond to the following:

   - Please tell us why you used the term 'generally.' Please describe any other significant revenue recognition policies for OEM sales.
   - Please tell us how you considered SAB Topic 13.A.1 in determining your revenue recognition policy.

50.   With respect to your sales to distributors, please tell us how you considered SAB Topic 13.A.1 in determining your revenue recognition policy for distributor sales without rights of return or price protection.

-Property, Plant and Equipment, page 88

51.   Please explain to us why you have determined that fully depreciated assets were deemed to have useful lives of twelve months post-emergence.

-Estimates Relating to Litigation Reserve, page 92

52.   We note your disclosures here and on page 84 related to the implementation of a new accounting policy under ASC 450. Please address the following:

   - Please explain to us why your policy related to litigation is a "new accounting" policy.

   - Please tell us why the company records estimates of litigation expenses for defense over the course of twelve months. Explain how the company applied ASC 450 in determining this policy.

Note 4. Equity Incentive Plan and Stock-Based Compensation, page 93

53.   We note on page 95 that you estimate your expected volatility based upon peer
        companies who are in the same industry sector with similar characteristics. Please
        explain to us in more detail what you mean by "similar characteristics." For instance,
        please explain to us how you considered the stage of life cycle, size, and financial
        leverage when basing your expected volatility upon peer companies. Refer to the
        guidance in 718-10-55-37(c) of the FASB Accounting Standards Codification.

Note 6. Intangible Assets and Goodwill, page 99

54.   We note that you capitalized $65.9 million related to developed technology. With a view
        towards disclosure, please explain to us in more detail the nature of this developed
        technology. For instance, please explain to us if this technology relates to the embedded
        or wireless Flash memory technology.

55.   We note that you recognized $43 million of in-process research and development expense
        (IPR&D). We note similar disclosures within your March 27, 2011 Form 10-Q. Please
        address the following comments:

        •   Please tell us the fair value assigned to each project and the projected costs to
                complete by project.

        •   For each project, please tell us the status of the development, stage of completion
                at acquisition date, the nature and timing of the remaining efforts for completion,
                anticipated completion date and the date you will begin benefiting from the
                projects.

Note 7. Impairment of Long-lived Assets Including Acquisition-Related Intangible Assets, page
101

56.   We note your impairment policy on pages 51and 88. We also note on page 66 and in
        your Form 10-Q for three months ended March 27, 2011 that you recognized net losses
        for all periods presented except for your predecessor period from December 28, 2009 to
        May 10, 2010. We finally note from page 12 that you are largely exiting the wireless
        Flash memory market. In light of these factors, please explain to us in more detail how
        you determined that your intangible assets were not impaired as of December 26, 2010 or
        March 27, 2011.

Note 15. Income Taxes, page 115

57.   We note the table on page 118 disclosing the changes to the amount of unrecognized tax
        benefits. Please tell us why a new basis of accounting is not being established for the
        unrecognized tax benefits as of the fresh-start accounting adoption date and why you

consider it appropriate to roll forward the successor company's unrecognized tax benefits from the predecessor company's unrecognized tax benefits.

Note 18. Segment Reporting, page 122

58.   Please reconcile footnote (2) related to your net sales to Spansion Japan from March through December 2009 to your disclosures on page 105 related to your net sales to Japan for this period.

Note 21. Legal Proceedings, page 124

59.   We note your disclosure on page 125 related to the *Tessera ITC Action* and page 126 related to the *LSI, Agere V. Spansion, Inc., et al*. For any unrecognized contingencies whereby an accrual has not been made because the conditions in ASC 450-20-25-2 have not been met or an exposure to loss exists in excess of the amount accrued, please tell us how you considered the disclosures required by ASC 450-20-50-4.

Executive Compensation, page 139

60.   We note your discussion of the 2010 Retention Awards on page 31 of the proxy statement you have incorporated into your Form 10-K. Please revise to specifically discuss how your Compensation Committee determined the retention award amount of $6 million and how it specifically determined the amounts that each named executive officer received. Please see Item 402(b)(1)(v) of Regulation S-K.

61.   We note your discussion under "Target Annual Incentive Opportunity" on page 31 of the proxy statement you have incorporated by reference into your Form 10-K. It remains unclear how the target cash incentive percentages, company performance multipliers and individual performance modifiers were determined for each named executive officer. Please revise to clarify.

62.   We note your discussion under "Long-Term Equity-Based Incentive Compensation" on page 33 and that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn the option awards and performance RSU awards. Please revise to disclose these specific targets. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should

provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Additionally, it is unclear how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how the amounts of the performance RSU awards were determined and how and why those awards varied among the named executive officers. Please revise to make clear how the amounts of the awards were determined.

Form 10-Q for the period ended March 27, 2011

Note 1. Basis of Presentation, page 6

-Out of Period Adjustments, page 6

63.   We note your disclosures related to prior period errors of $9. 2 million and $2.8 million recorded in the three months ended March 27, 2011. You concluded that these errors were not material to the period in which they occurred and to the results of operations for the year ending December 25, 2011. Please provide us with more information about the nature of the errors recorded in the three months ended March 27, 2011. Please also provide us your qualitative and quantitative analysis of the materiality of the adjustments.

Form 8-K filed January 26, 2011

Exhibit 99.1

64.   Please tell us in more detail about the nature of the adjustment to non-GAAP net sales for revenue lost from product sell-through that was physically located with the distributors as of the date of emergence from Chapter 11 proceedings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

John H. Kispert
Spansion LLC
June 23, 2011
Page 13

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551.3639 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

CC (by E-Mail):   Tad J. Freese, Esq. – Latham and Watkins LLP